Request for Additional
Financing Authorization

As filed with the Securities and Exchange Commission on December 20, 2002

File No. 70-10096

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc. and its Subsidiaries 800 Nicollet Mall Minneapolis, Minnesota 55402 (Name of company filing this statement and address of principal executive offices)

Xcel Energy Inc.

(Name of top registered holding company parent)

Gary R. Johnson Vice President and General Counsel Xcel Energy 800 Nicollet Mall Minneapolis, Minnesota 55402

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke
Debra J. Schnebel
Jones, Day, Reavis & Pogue
77 West Wacker
Suite 3500
Chicago, IL 60601
(312) 782-3939

SIGNATURE
EX-99.F.1 Preliminary Opinion of Counsel
EX-99.G Proposed Form of Notice
EX-99.H Capitalization Table

-i-

     This Amendment No. 1 to Form U-1 Application-Declaration amends and restates an Application-Declaration on Form U-1 (as amended, the “Application”) filed with the Securities and Exchange Commission (the “Commission”) on October 9, 2002.

ITEM 1. Description of the Proposed Transaction

     A.     Introduction and General Request

     In this Application, Xcel Energy Inc. (“Xcel Energy”), a Minnesota corporation and a holding company registered under the Public Utility Holding Company Act of 1935, as amended (“PUHCA” or the “Act”), seeks authorization and approval of the Commission in respect of (i) certain proposed financing transactions of Xcel Energy and its subsidiaries (the “Applicants”) and (ii) the payment of dividends out of capital and surplus.

     In Holding Company Act Release No. 27218 (August 22, 2000) (the “Prior Financing Order”), the Commission authorized, among other things, Xcel Energy (i) to issue and sell common stock and long-term debt securities during a period through September 30, 2003 (the “Authorization Period”), provided that the aggregate proceeds of these issuances, together with any long-term debt and preferred securities issued by financing entities established by Xcel Energy, did not exceed $2.0 billion1 and (ii) to issue and sell short-term debt in an aggregate principal amount of up to $1.5 billion outstanding at any time. In this Application, Xcel Energy seeks to increase the aggregate amount of common stock and long-term debt securities that it may issue during the Authorization Period from the $2.0 billion authorized by the Prior Financing Order to $2.5 billion, as described herein. The aggregate amount of common stock issued and long-term debt outstanding at any time pursuant to this authorization will not exceed $2.5 billion. Xcel Energy also seeks to modify certain of the conditions applicable to the financing authorizations granted in the Prior Financing Order. Except to the extent specifically provided herein, all terms and conditions of the Prior Financing Order will remain in effect and all securities issued by Xcel Energy pursuant to authorization granted by the Commission in this proceeding will be subject to the terms and conditions of the Prior Financing Order.

     In addition, Xcel Energy seeks authorization of the Commission to declare and pay dividends out of capital and surplus during the Authorization Period in an aggregate amount not to exceed $260 million.

     B.     Other Relevant Matters

     In Holding Company Act Release No. 27494 (March 7, 2002) (the “100% Order” and together with the Prior Financing Order, the “Financing Orders”), the Commission authorized Xcel Energy to use the proceeds of its securities issuances to invest up to 100% of its “consolidated retained earnings,” as defined in Rule 53(a)(1)(i) under the Act, in exempt wholesale generators (“EWGs”), as defined in Section 32 of the Act, and in foreign utility companies (“FUCOs”), as defined in Section 33 of the Act. The authorization sought by this

1	The authorization in the Prior Financing Order to issue up to $2.0 billion of common stock and long-term debt was in addition to the authorization in the Prior Financing Order for Xcel Energy to issue up to 30 million shares of its common stock under various employee benefit and dividend reinvestment plans.

Application does not seek to increase or alter in any respect the authorization granted in the 100% Order and Xcel Energy acknowledges that all terms and conditions of the 100% Order would continue to apply.

     In Holding Company Act Release No. 27533 (May 30, 2002) (the “NRG Order”), the Commission authorized Xcel Energy to acquire through an exchange offer and subsequent short-form merger (collectively, the “Exchange Offer”) the outstanding publicly-held stock of its 74%-owned subsidiary, NRG Energy, Inc. (“NRG”), and to issue up to 33,394,564 shares of common stock pursuant to such transaction. Such 33,394,564 shares can only be issued for the purposes set forth in the NRG Order and are not available for general issuance. Specifically, of the 33,394,564 authorized to be issued, approximately 27.8 million shares were issued in the Exchange Offer to effect Xcel Energy’s acquisition of all of the common stock of NRG. The remaining shares of Xcel Energy common stock authorized for issuance pursuant to the NRG Order will only be issued, to the extent necessary, upon exercise of stock options previously issued by NRG or upon conversion of corporate units previously issued by NRG, which, upon Xcel Energy’s acquisition of all of the common stock of NRG, became exercisable or convertible into shares of Xcel Energy common stock.

     On November 7, 2002, the Commission issued an order in Holding Company Act Release No. 27597 (the “Xcel 30% Order”) authorizing Xcel Energy and its subsidiaries to engage in certain financing transactions authorized in the Financing Orders at a time when Xcel Energy was not in compliance with the requirement that Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, be at least 30% of capitalization (the “Xcel 30% Test”). The authorization requested in this Application is supplemental, and in addition, to the authorization granted in the Xcel 30% Order.

     C.     Overview of the Companies

     On August 18, 2000, New Century Energies, Inc. and Northern States Power Company (“NSP”) merged and formed Xcel Energy pursuant to the Commission’s order in New Century Energies, Inc. Holding Co. Act Release No. 27218 (August 16, 2000). Xcel Energy is a registered holding company under the Act. As part of the merger, NSP transferred its existing utility operations that were being conducted directly by NSP at the parent company level to a newly formed subsidiary of Xcel Energy named Northern States Power Company.

     Xcel Energy directly owns six utility subsidiaries that serve electric and/or natural gas customers in 12 states. These six utility subsidiaries (collectively, the “Utility Subsidiaries”) are Northern States Power Company, a Minnesota corporation; Northern States Power Company, a Wisconsin corporation; Public Service Company of Colorado; Southwestern Public Service Co.; Black Mountain Gas Company; and Cheyenne Light, Fuel and Power Company. Their service territories include portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. As previously announced publicly, Xcel Energy has entered into a contract to sell Black Mountain Gas Company, which sale will be subject to approval by the Commission under the Act.

     Xcel Energy also engages through subsidiaries in various other energy-related and non-utility businesses (collectively the “Non-Utility Subsidiaries”). The Non-Utility Subsidiaries

that are directly or indirectly owned by Xcel Energy include: Viking Gas Transmission Company, an interstate natural gas pipeline subject to FERC jurisdiction under the Natural Gas Act; NRG, a holding company for many of Xcel Energy’s non-utility businesses, including significant investments in independent power projects and foreign utility operations; Seren Innovations, Inc., a provider of cable, telephone and high-speed internet access systems and an exempt telecommunications company under Section 34 of the Act; e prime, inc., a marketer of electricity and natural gas; and Eloigne Company, an investor in projects that qualify for low-income housing tax credits. Xcel Energy became the owner of 100% of the outstanding common stock of NRG on June 3, 2002, pursuant to the Exchange Offer. Xcel Energy is in the process of selling Viking Gas Transmission Company.

     D.     Requested Financing Authorization

     As described above, the Prior Financing Order authorizes Xcel Energy, subject to certain financing parameters set forth therein, to issue and sell common stock and long-term debt securities during the Authorization Period, provided that the aggregate proceeds of the issuance of common stock and the principal amount of long-term debt outstanding does not exceed $2.0 billion. Of the $2.0 billion authorized, as of December 15, 2002 Xcel Energy had issued $1,805 million, consisting of $517.5 million of common stock, $1,230 million of long-term debt outstanding and a commitment to issue up to $57.5 million of long-term debt. These amounts will be included in the $2.5 billion limit requested herein. In order to meet its financing needs during the balance of the Authorization Period, Xcel Energy requests a modification to the authorization granted in the Prior Financing Order in respect of the issuance and sale by Xcel Energy of common stock and long-term debt, as described herein.

     Pursuant to the Prior Financing Order, Xcel Energy only has authorization to issue an additional $195 million of common stock and/or long-term debt. This does not provide Xcel Energy with the necessary access to capital to enable Xcel Energy to manage its business in a prudent manner. Xcel Energy’s commitments outstanding include the following:

Commitment to NRG under the Support Agreement:2	$300 million
Guarantees of obligations of NRG and its subsidiaries:3	$104 million
Guarantees of obligations of e prime inc.:4	$78 million

2	Xcel Energy has committed pursuant to a Support and Capital Contribution Agreement dated as of May 29, 2002 (the “Support Agreement”) between Xcel Energy and NRG to contribute up to $300 million to NRG under various circumstances.

3	The amount reflected shows the exposure of Xcel Energy under the guarantees of obligations of NRG and its subsidiaries as of September 30, 2002. The exposure under such guarantees will vary, but will not exceed the maximum notional amount of such guarantees of $234 million.

Guarantee of indebtedness of Guardian Pipeline, L.L.C.:5	$ 60 million
Guarantees of obligations of other subsidiaries:6	$ 81 million

TOTAL	$623 million

     Xcel Energy does not anticipate that it will be required to fund all of these obligations. However, in connection with the restructuring of NRG, Xcel Energy may be required to fund all or a portion of its obligations under the Support Agreement and under the guarantees of obligations of NRG and its subsidiaries. In addition, Xcel Energy anticipates that during 2003 it will make capital contributions to its Utility Subsidiaries in an aggregate amount of up to $150 million and provide inter-company loans to its other subsidiaries in an aggregate principal amount of up to $25 million. Management of Xcel Energy believes that it is critical to the financial integrity of Xcel Energy that Xcel Energy not be precluded from accessing the capital markets in order to fund its financial obligations.

     Xcel Energy requests an increase in the amount of long-term debt and common equity which it is authorized to issue. Although Xcel Energy would be authorized to issue short-term debt if the modification to the financing conditions requested herein is granted, it may not be appropriate for Xcel Energy to fund its obligations with short-term debt. The authorization requested by Xcel Energy in this Application will provide greater flexibility in the manner that it raises funds in the capital markets. The requested authorization will allow Xcel Energy the flexibility to adapt its financing strategy to the market conditions at the time. In addition, Xcel Energy will have the ability to restructure its capital structure — e.g., by refinancing short-term debt with long-term debt and de-leveraging through the issuance of common stock.

     Xcel Energy also seeks to clarify the types of securities which it may issue. For example, the request to issue common stock also includes warrants, options, stock purchase rights and other equity-linked securities. The request to issue long-term debt is expanded to include subordinated debt.

     Xcel Energy requests authorization to issue and sell common stock and/or long-term debt securities for the uses described herein, provided that the aggregate proceeds received during the Authorization Period upon issuance of such common stock (exclusive of the issuance

4	The amount reflected shows the exposure of Xcel Energy under the guarantees of obligations of e prime inc. as of September 30, 2002. The exposure under such guarantees will vary, but will not exceed the maximum notional amount of such guarantees of $294 million.

5	The guarantee of indebtedness of Guardian Pipeline, L.L.C. will be released upon the sale of Viking Gas Transmission Company.

6	The amount reflected shows the exposure of Xcel Energy under the guarantees of obligations of such subsidiaries as of September 30, 2002. The exposure under such guarantees will vary, but will not exceed the maximum notional amount of such guarantees of $276 million.

of common stock specifically authorized in the Prior Financing Order in respect of employee benefit plans and dividend reinvestment plans and the issuance of common stock specifically authorized in the NRG Order) and the aggregate principal amount of long-term debt issued and outstanding at any one time during the Authorization Period, together with any long-term debt or preferred securities issued by Financing Subsidiaries (as defined in the Prior Financing Order) established by Xcel Energy, shall not exceed $2.5 billion.

     Xcel Energy also requests certain modifications to the financing conditions contained in the Prior Financing Order. In that regard, Xcel Energy requests that the financing authority granted by the Commission in the Prior Financing Order and the financing authority requested in this Application be subject to the following general terms and conditions, where appropriate:

     Effective Cost of Money. The effective cost of money on debt and preferred securities issued to non-associate companies pursuant to authorization in the Financing Orders and/or an order in this matter will not exceed competitive market rates for securities of comparable credit quality with similar terms and features.

     Maturity of Debt. The maturity of authorized indebtedness will not exceed 50 years.

     Rating of Long-Term Debt. Any long-term debt issued by Xcel Energy (other than debt securities not rated by the rating agencies) will, at the time of original issuance, be rated at least investment grade by a nationally recognized credit rating organization; provided that Xcel Energy requests that the Commission reserve jurisdiction over the issuance of long-term debt in those circumstances where the security, upon issuance, would be unrated or would be rated below investment grade. Xcel Energy has no reason to believe that its current ratings will be lowered. Yet, this is an item which is beyond the control of Xcel Energy.

     Capitalization Ratios. Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, will be at least 30% of consolidated total capitalization;7 provided that in any event when Xcel Energy does not satisfy the Xcel 30% Test, Xcel Energy may issue common stock pursuant to this authorization.

     Fees, Commissions and Other Remuneration. The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security issued by Xcel Energy will not exceed the greater of (A) 5% of the principal or total amount of the securities being issued or (B) issuances expenses that are paid at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

7	Total capitalization is the sum of common stock equity, preferred stock, long-term debt (including current maturities) and short-term debt.

     Further, Xcel Energy requests that the Commission authorize Xcel Energy to engage in the financing transactions authorized in the Financing Orders and in this proceeding at a time when Xcel Energy does not satisfy the Xcel 30% Test. This requested authorization is in addition to the authorization granted by the Commission in the Xcel 30% Order.8 Xcel Energy requests in this Application authorization to issue common stock at any time, even if the 30% common equity ratio is not met. Xcel Energy further requests that, pending completion of the record, the Commission reserve jurisdiction over the authorization of Xcel Energy and its subsidiaries to engage in any other financing transactions authorized in the Financing Orders and in this proceeding at any time that Xcel Energy does not satisfy the Xcel 30% Test.

     As described in the Xcel 30% Order, Xcel Energy’s ratio of common stock equity to total capitalization fell below 30% as of September 30, 2002. As a result, Xcel Energy sought certain relief from the conditions set forth in the Prior Financing Order, provided that Xcel Energy’s ratio of common equity to total capitalization was at least 24%. Xcel Energy seeks in this Application additional flexibility to enable Xcel Energy and its subsidiaries to engage in financing transactions during the time that Xcel Energy is pursuing the restructuring of NRG.9

     The proceeds from the financings authorized by the Commission pursuant to this Application will be used for the same purposes authorized in the Prior Financing Order, which are general corporate purposes, including (i) financing investments by and capital expenditures of Xcel Energy and its Subsidiaries10, (ii) the repayment, redemption, refunding or purchase by Xcel Energy or any of its Subsidiaries of securities issued by such companies without the need for prior Commission approval pursuant to Rule 42 or a successor rule, (iii) financing working capital requirements of Xcel Energy and its Subsidiaries, and (iv) other lawful general purposes. In addition, any use of proceeds to make investments in any “energy-related company,” as defined in Rule 58 under the Act, will be subject to the investment limitation of such rule, and any use of proceeds to make investments in any EWG or FUCO will be subject to the investment limitation and other conditions set forth in the 100% Order or any order amending or replacing the 100% Order. Xcel Energy further commits that no financing proceeds will be used to acquire the equity securities of any new subsidiary unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or is in accordance with an available exemption under the Act or the rules thereunder.

     Also, as set forth in the Xcel 30% Test Application, Xcel Energy commits that at any time that the Xcel 30% Test is not met, neither Xcel Energy nor any Subsidiary of Xcel

8	In the Xcel 30% Order, the Commission authorized Xcel Energy to engage in certain specified financing transactions, including the issuance of debt to refinance a $400 million credit facility which matured on November 8, 2002, at a time when the Xcel 30% Test is not met, provided that Xcel Energy’s common equity ratio is not less than 24%.

9	For a description of the restructuring of NRG, see Amendment No. 10 to the Application-Declaration on Form U-1 filed by Xcel Energy in File No. 70-9635 (the “Xcel 30% Test Application”).

10	The term “Subsidiaries” used herein shall have the same meaning as it had in the Prior Financing Order, which is: each of the Utility Subsidiaries and Non-Utility Subsidiaries as well as any future direct or indirect non-utility subsidiaries of Xcel Energy whose equity securities may be acquired in accordance with an order of the Commission or in accordance with an exemption under the Act or the Commission’s rules thereunder.

Energy (other than NRG and its subsidiaries) will invest or commit to invest any funds in NRG and/or any EWG or FUCO, except for any amount required to honor the obligations of Xcel Energy under the Support and Capital Subscription Agreement dated May 29, 2002 between Xcel Energy and NRG (the “Support Agreement”) and/or under any guaranty of the obligations of NRG or any EWG or FUCO, which was a valid and binding obligation of Xcel Energy prior to the time that Xcel Energy ceased to comply with the Xcel 30% Test and was entered into by Xcel Energy in conformity with the terms and conditions of the Financing Orders. Furthermore, Xcel Energy commits that during the time that Xcel Energy is not in compliance with the Xcel 30% Test, Xcel Energy will not permit NRG to invest, or commit to invest, in any new projects which qualify as EWGs or FUCOs; provided, however, NRG may increase its investment in EWGs and FUCOs as a result of the qualification of existing projects as EWGs or FUCOs and NRG may make additional investments in an existing EWG or FUCO to the extent necessary to complete any project or desirable to preserve or enhance the value of NRG’s investment therein. Xcel Energy requests that the Commission reserve jurisdiction over any additional investment by Xcel Energy and its Subsidiaries in NRG and/or any EWG or FUCO during the period that the Xcel 30% Test is not met.

     The issuance of common stock and long-term debt of Xcel Energy would be further subject to the following parameters:

     Common Stock. Subject to the limits described above and the other conditions described in this Application, Xcel Energy may issue and sell common stock, options, warrants and stock purchase rights exercisable for common stock, or other equity-linked securities or contracts to purchase common stock. Such financings may be effected pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     Specifically, Xcel Energy may sell common stock, options, warrants, stock purchase rights and other equity-linked securities covered by this Application in any of the following ways: (i) through underwriters or dealers; (ii) through agents and (iii) directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Xcel Energy) or directly by one or more underwriters acting alone. The securities may be sold directly by Xcel Energy or through agents designated by Xcel Energy from time to time. If dealers are utilized in the sale of any of the securities, Xcel Energy will sell such securities to the dealers, as principal. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If such securities are being sold in an underwritten offering, Xcel Energy may grant the underwriters thereof a “green shoe” option permitting the purchase from Xcel Energy at the same price additional securities then being offered solely for the purpose of covering over-allotments.

     Xcel Energy may also issue common stock in public or privately-negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in this proceeding or in a separate proceeding or is exempt under the Act or the rules thereunder.

     Long-Term Debt. The long-term debt to be issued by Xcel Energy pursuant to this authorization will be unsecured. Subject to the limits described above and the other conditions described in this Application, Xcel Energy’s long-term debt (a) may be subordinated in right of payment to other debt and other obligations of Xcel Energy, (b) may be convertible into any other securities of Xcel Energy, (c) will have maturities ranging from one to 50 years, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the interest rate pursuant to a remarketing arrangement, and (g) may be called from existing investors by a third party. In addition, Xcel Energy may have the right from time to time to defer the payment of interest on all or a portion of its long-term debt (which may be fixed or floating or “multi-modal”, i.e., where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period).

     Xcel Energy contemplates that long-term debt securities would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933, as amended, in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

     The maturity dates, interest dates, redemption and sinking fund provisions, subordination provisions and conversion features, if any, with respect to the long-term debt securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding; provided, however, that Xcel Energy will not issue and sell any such securities at interest rates in excess of those generally obtainable at the time of pricing or repricing thereof for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality, as determined by the competitive capital markets.

     Finally, Xcel Energy undertakes that, without further Commission authorization, it will not issue any long-term debt securities (other than debt securities not rated by the rating agencies) that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization. Xcel Energy requests that the Commission reserve jurisdiction over the issuance of long-term debt in those circumstances where the security, upon issuance, would be unrated or would be rated below investment grade.

     Securities of Financing Subsidiaries. The Prior Financing Order authorizes Xcel Energy and its Subsidiaries to form one or more Financing Subsidiaries to issue preferred securities and/or long-term debt securities the proceeds of which may be loaned to Xcel Energy or the Subsidiary which established such Financing Subsidiary. Any issuance of such long-term debt securities by a Financing Subsidiary established by Xcel Energy will be counted against the $2.5 billion financing limit described above.

     E.     Payment of Dividend out of Capital and Surplus

     Xcel Energy hereby request authorization pursuant to Section 12(c) of the Act and Rule 46 thereunder for Xcel Energy to declare and pay dividends out of capital and unearned surplus of up to $260 million during the period ending September 30, 2003. Xcel Energy will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In addition, Xcel Energy will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions by Xcel Energy to its shareholders.

     As of September 30, 2002, Xcel Energy recorded an impairment charge related to its investment in NRG of $2.9 billion (on a pre-tax basis). In addition, during the fourth quarter of 2002, NRG has experienced operating losses which will further reduce Xcel Energy’s retained earnings. It now appears that the consolidation of NRG on the financial statements of Xcel Energy may result in negative retained earnings of Xcel Energy on or after March 31, 2003. As a result Xcel Energy would be unable to pay dividends out of retained earnings. Thus, the declaration and payment of the proposed dividends would be charged in whole or in part to capital and/or unearned surplus.

     In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission is guided by the standards of section 12(c).11 Factors considered by the Commission have included: (i) the asset value of the company in relation to its capitalization, (ii) the company’s prior earnings, (iii) the company’s current earnings in relation to the proposed dividend, and (iv) the company’s projected cash position after payment of a dividend.12 Further, the payment of the dividend must be “appropriate in the public interest” and in the best interests of the security holders.13

     Aside from the impact of NRG, the Xcel Energy system is in sound financial condition. The total assets of Xcel Energy on a consolidated basis were $28.4 billion as of September 30, 2003, in relation to $22.3 billion of capitalization. The Xcel Energy system on a consolidated basis has had a history of positive earnings and, indeed, as of September 30, 2002 had retained earnings of $310 million. For 2003, the forecasted earnings of the Xcel Energy system are sufficient to support the requested dividend. Finally, the current cash position of Xcel Energy system is adequate. The projected cash position after payment of the proposed dividends is forecasted to be adequate to meet the demands of the Xcel Energy system, including the Utility Subsidiaries.

11	See Standard Power and Light Corp., 35 S.E.C. 440, 443 (1953).

12	See, e.g., International Utils. Corp., 5 S.E.C. 403 (1939); United Light and Power Co., 18 S.E.C. 336 (1948); General Gas & Elec. Corp., 20 S.E.C. 485 (1945).

13	Commonwealth & So. Corp., 13 S.E.C. 489, 492 (1943); see also People Light and Power Co., 14 S.E.C. 555, 563 (1943).

     The Commission has authorized on a number of occasions the payment of dividends out of capital. In Eastern Utility Associates, Holding Co. Act Release No. 25330 (June 13, 1991), the Commission authorized Eastern Utilities Associate (“EUA”) to pay dividends out of capital and/or unearned surplus. The Commission noted, among other things, that EUA had incurred losses from a failed investment in the Seabrook Nuclear Power Generation Project. The Commission in that instance determined that EUA had a “long and generally favorable history of prior earnings”, “its current earnings will be sufficient to support its 1991 forecasted dividend”, EUA’s “current cast position is adequate”, and “its projected cash position after paying the proposed 1991 dividends should and continue to be adequate to meet the demands of the operating utility companies”.

     In addition, in AEP Generating Company, Holding Co. Act Release No. 26754 (Aug. 12, 1997), the Commission authorized the applicant in that proceeding to pay dividends out of capital at a time when it did not maintain a percentage of common equity to total capitalization at or above 30%.

     Xcel Energy respectfully submits that the request in this Application for the payment of dividends out of capital meets the standards of the Act.

ITEM 2. Fees, Commissions and Expenses

     Xcel Energy expects to pay or incur up to $45,000 in aggregate fees, commissions and expenses, directly or indirectly, in connection with the proposed transactions. The above fees do not include fees, commissions and expenses incurred in connection with the issuance and sale of the securities. Such fees, commissions and expenses would be within the parameters set forth in this Application.

ITEM 3. Applicable Statutory Provisions

     A.     General.

     Sections 6(a), 7, 9, 12(d), 32 and 33 of the Act and Rules 44, 53 and 54 are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

     Xcel Energy respectfully submits that the financing authorization requested herein satisfies the applicable provisions of the Act and that no adverse findings are appropriate or necessary. The Commission should find that the proposed financings are appropriate to the capital structure of Xcel Energy and are not detrimental to the public interest or the interest of investors or consumers.

     B.     Rule 54 Analysis.

     Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

     Xcel Energy does not satisfy the requirements of Rule 53(a)(1). In the 100% Order, the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of June 30, 2002, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(l), was $2,406 million14. Xcel Energy’s consolidated retained earnings, as defined in Rule 53, at June 30, 2002, was $2,521.0 million. These investments by Xcel Energy were made in compliance with the 100% Order.

     Xcel Energy has made no additional investment in any EWGs or FUCOs since June 30, 2002. However, during the third quarter of 2002, Xcel Energy International Inc. sold its interest in Yorkshire Power Group Limited. As a result, Xcel Energy’s aggregate investment in EWGs and FUCOs was reduced by approximately $36.9 million.

     As a result of a significant loss in respect of impairment charges recorded by NRG as of September 30, 2002, the consolidated retained earnings of Xcel Energy have been reduced by more than $2 billion. Thus, at this time, Xcel Energy has no capacity to make any additional investments in EWGs and FUCOs, without further authorization from the Commission.15 Furthermore, as set forth in the Xcel 30% Test Application, Xcel Energy has committed to make no additional investment in EWGs and FUCOs at any time that the Xcel 30% Test is not met.

     Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b)(3) has occurred or is continuing.

     With respect to Rule 53(b)(1), an involuntary bankruptcy proceeding was initiated on November 22, 2002, against NRG by former executives of NRG. NRG has twenty days from the filing of the proceeding to respond and intends to seek to have the proceeding dismissed. If NRG is unsuccessful, then the circumstances described in Rule 53(b)(1) will continue as the

14	For purposes of these calculations, Xcel Energy’s investment in NRG has been included as an investment in EWGs and FUCOs, even though NRG itself is not qualified as an EWG or FUCO, but rather serves as an intermediate holding company for EWG, FUCO and Rule 58 energy-related businesses.

15	Since Xcel Energy satisfied the investment limitation at the time that it committed to make an additional investment in NRG pursuant to the Support Agreement and issued certain guarantees of obligations of NRG, Xcel Energy is authorized to fund such commitments. In the Xcel 30% Order, Xcel Energy committed that, prior to making any payment to NRG under or pursuant to the Support Agreement, Xcel Energy would deliver to the staff of the Commission a letter of an independent financial advisor covering certain matters specified in the Xcel 30% Order.

book value of NRG’s assets exceed 10 percent of the consolidated retained earnings of Xcel Energy.

     The circumstances described in Rule 53(b)(2), have occurred. As a result of the recording of a loss with respect to impairment charges by NRG, Xcel Energy’s retained earnings declined by more than $2.0 billion as of September 30, 2002.16 The average consolidated retained earnings of Xcel Energy for the four quarterly periods ended September 30, 2002 was $1,962.4 million, or a decrease of 22.2% from the average of Xcel Energy’s consolidated retained earnings for the four quarterly periods ended June 30, 2002 of $2,521.0 million. In addition, Xcel Energy’s “aggregate investment” in EWGs and FUCOs as of September 30, 2002 exceeded 2% of the total capital invested in utility operations.

     Xcel Energy respectfully submits that the requirements of Rule 53(c) are met. The requested authority will not have a substantial adverse impact upon the financial integrity of Xcel Energy and the Utility Subsidiaries.

     The Utility Subsidiaries and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the public utility subsidiaries will continue to be maintained at not less than 30%. In fact, the common equity ratios of the primary public utility subsidiaries, NSP-M, NSP-W, SPS and PSCo, are each in excess of 45% as of August 31, 2002. Furthermore, the common equity ratios of the primary public utility subsidiaries will not be effected by the proposed transactions. In addition, each of the public utilities is subject to regulation by state commissions that are able to protect utility customers within their respective states.

     As reflected in Exhibit H hereto, Xcel Energy’s common equity as a percentage of total capitalization at June 30, 2002, as adjusted to give effect to subsequent actions, was 30.6%. Xcel Energy’s ratio of common equity to total capitalization was 24.7% as of September 30, 2002. Pursuant to the authorization requested in the 30% Test Application, Xcel Energy would be authorized to engage in certain financing transactions when the Xcel 30% Test is not met, provided that Xcel Energy’s common equity ratio is not less than 24%. Any issuance of common stock pursuant to the authorization requested in this Application will improve Xcel Energy’s common equity ratio. And, as discussed above, Xcel Energy will not, without additional Commission authorization, issue any additional long-term debt pursuant to the authorization requested in this Application if the Xcel 30% Test is not met. As shown on Exhibit H, on a pro forma basis to take into account the proposed transactions, the ratio of Xcel Energy’s common equity to its total consolidated capitalization would be above 30%.

     The large decline in the consolidated retained earnings of Xcel Energy in large part reflects the recordation of a loss as a result of impairment charges at NRG. The financial performance of the Xcel Energy system, other than NRG and its subsidiaries, has remained strong.

16	The circumstances giving rise to NRG’s recordation of a loss are discussed in Amendment No. 10 and in Xcel Energy’s Form 10-Q for the quarter ended September 30, 2002.

     Xcel Energy is addressing the declining performance of NRG and its subsidiaries through the restructuring of NRG. The creditors of NRG and its subsidiaries have limited recourse to Xcel Energy. Xcel Energy has commitments to fund up to $300 million pursuant to the Support Agreement and to make payment under guarantees of obligations of NRG and its subsidiaries.

     While Xcel Energy has adequate liquidity at this time, Xcel Energy does not want to be placed in a position of being unable to finance should an unexpected need for funds arise. Therefore, Xcel Energy is requesting authority to finance these needs if necessary. It is critical to the future financial stability of Xcel Energy and the Xcel Energy system that Xcel Energy be authorized to engage in the financing transactions upon the terms and conditions described herein.

ITEM 4. Regulatory Approvals

     No state commission has jurisdiction over the proposed transactions. No other governmental or regulatory approvals are required with respect to the proposed transactions.

ITEM 5. Procedure

     The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application-Declaration as soon as possible; such notice to specify the minimum period allowed under the Commission’s rule during which comments may be entered and the date on which an order of the Commission granting and permitting the Application-Declaration to become effective may be entered by the Commission. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and (iv) waive a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6. Exhibits and Financial Statements

     A.     Exhibits

Exhibit No.	Description of Document

F-1	Preliminary opinion of counsel
F-2	Past tense opinion of counsel (to be filed by amendment)
G	Proposed form of notice
H	Capitalization Table of Xcel Energy Inc.

B. Financial Statements

Exhibit No.	Description of Document

1.1	Consolidated Balance Sheet of Xcel Energy as of December 31,
2001 (incorporated by reference to Xcel Energy's Form 10-K for the fiscal year ended December 31, 2001, File No. 1-3034);
1.2	Consolidated Statement of Income of Xcel Energy for the year ended December 31, 2001 (incorporated by reference to Xcel
Energy's Form 10-K for the fiscal year ended December 31,
2001, File No. 1-3034)
2.1	Consolidated Balance Sheet of Xcel Energy as of September 30,
2002 (incorporated by reference to Xcel Energy's Form 10-Q for the quarter ended September 30, 2002, File No. 1-3034)
2.2	Consolidated Statement of Income of Xcel Energy for the
quarter ended September 30, 2002 (incorporated by reference to
Xcel Energy's Form 10-Q for the quarter ended September 30,
2002, File No. 1-3034)

ITEM 7. Information as to Environmental Effects

     The proposed transaction involves neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicant has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 19, 2002

Xcel Energy Inc.

By: /s/ Richard C. Kelly Richard C. Kelly Vice President and Chief Financial Officer